SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 24, 2009

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat
23 September 2009

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
Swiss Stock Exchange
JSE Limited
Deutsche Bank
UBS Zurich

Notice of Interim Dividend

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

The proposed dates(1) for the 2010 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2010 Interim Dividend

Half Yearly Results Announcement and Dividend Declaration - 10 February 2010
Last day to trade & currency conversion into RAND on JSE Limited - 26 February 2010
Ex-Dividend Date (ASX & JSE Limited) - 1 March 2010
Ex-Dividend Date (London & New York Stock Exchanges(2)) - 3 March 2010
Record Date (including currency conversion and currency election dates for ASX & LSE) - 5 March 2010
Payment Date - 23 March 2010

Jane McAloon
Group Company Secretary

Contacts details
Fiona Smith – BHP Billiton Limited
Tel: +61 3 9609 3179
Fax: +61 3 9609 4372
Geof Stapledon – BHP Billiton Plc
Tel: +44 20 7802 4176
Fax: +44 20 7802 3054

(1) Dates are subject to change.
(2) BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depository Receipts (ADR’s).

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom
The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : September 24, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary